UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 0-14948

Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHECKFREE SERVICES CORPORATION 401(k) PLAN

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Fiserv, Inc.

255 Fiserv Drive

Brookfield, Wisconsin 53045

REQUIRED INFORMATION

The CheckFree Services Corporation 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedule of the Plan as of December 31, 2008 and 2007 and for the fiscal year ended December 31, 2008, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the agent for the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CheckFree Services Corporation 401(k) Plan

Date: June 26, 2009	By:	/s/ Thomas J. Hirsch
Thomas J. Hirsch
Executive Vice President and Chief Financial Officer of Fiserv, Inc.

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

Appendix 1

CHECKFREE SERVICES CORPORATION 401(k) PLAN

Financial Statements as of December 31, 2008 and 2007 and for the Year Ended

December 31, 2008, Supplemental Schedule as of December 31, 2008, and

Report of Independent Registered Public Accounting Firm

CHECKFREE SERVICES CORPORATION 401(k) PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the CheckFree Services Corporation 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the CheckFree Services Corporation 401(k) Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and this schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Wipfli LLP

Milwaukee, Wisconsin

June 26, 2009

CHECKFREE SERVICES CORPORATION 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS:

Cash	$10	$197,737

Investments:
Mutual funds	97,253,781	144,613,109
Common collective trust funds	78,186,872	88,560,004
Fiserv Stock Fund	200,370	—
Participant loans	3,342,966	3,235,125

Total investments	178,983,989	236,408,238

Receivables:
Employee contributions	—	621,919
Employer contributions	—	239,290

Total receivables	—	861,209

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	178,983,999	237,467,184

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(68,645)	(282,334)

NET ASSETS AVAILABLE FOR BENEFITS	$178,915,354	$237,184,850

See notes to financial statements.

CHECKFREE SERVICES CORPORATION 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2008

2008
CONTRIBUTIONS:
Employee contributions	$22,674,793
Employer contributions	6,469,886
Rollover contributions	1,089,729

Total contributions	30,234,408

INVESTMENT LOSS:
Dividends and interest	2,084,788
Interest on participant loans	245,666
Net decrease in fair value of investments	(70,795,664)

Total investment loss	(68,465,210)

DEDUCTIONS:
Benefits paid to participants	20,038,694

NET DECREASE	(58,269,496)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	237,184,850

End of year	$178,915,354

See notes to financial statements.

CHECKFREE SERVICES CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008 AND 2007 AND FOR THE YEAR ENDED DECEMBER 31, 2008

1.	PLAN DESCRIPTION

The following description of the CheckFree Services Corporation 401(k) Plan (the “Plan”) is provided for general information only. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General — The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is a defined contribution savings plan covering all employees (excluding leased and temporary employees, interns, independent contractors and non-resident aliens) of CheckFree Services Corporation, a 100% owned subsidiary of Fiserv, Inc., and its affiliates who have adopted the Plan as a participating employer (collectively, the “Company”). An employee may immediately enroll in the Plan upon attaining age 18 and having completed one hour of service. Employees are eligible for the employer matching contribution portion of the Plan upon attaining age 18 and completing six months of service.

Contributions — Participants may elect to make salary reduction contributions not to exceed 80% of their salary. Contributions are subject to federal tax limitations. The Company provides a matching contribution equal to the greater of 50% of deferrals of the first 6% of an employee’s compensation or 100% of the employee’s deferrals, up to $500. Rollover contributions consist of participants’ transfers of balances into the Plan from other plans. Employer, employee and rollover contributions are invested as directed by Plan participants. The Company remits employee and employer contributions to the custodian within the required time frames.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account reflects employee contributions, employer contributions, transfers into and out of the Plan, benefits paid to participants, and allocations of participant forfeitures, administrative expenses and Plan earnings and losses. Allocations are based on participant account earnings or balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Participant accounts vest immediately.

Forfeitures – During 2008, employer contributions were reduced by $213,773 for participant accounts which were forfeited prior to 2008.

Investment Options — Participants direct the investment of their account balance into various investment options of the Plan. The Plan offered mutual funds, common collective trust funds, and the Fiserv Stock Fund as investment options for participants as of December 31, 2008.

Participant Loans — Participants may request loans of up to the lesser of $50,000 or 50% of the current market value of the vested balances in their accounts. The rate of interest charged on participant loans is determined by the administrator of the Plan and is set as of the loan request date (5.0% to 10.5% at December 31, 2008). Principal and interest are paid ratably through semi-monthly payroll deductions.

Payment of Benefits — A participant’s account balance may be withdrawn upon termination of employment. A participant’s account balance may be withdrawn before retirement or termination of employment only upon attainment of age 59 1/2 or the incurrence of a proven financial hardship. A participant must commence receiving benefits by age 70 1/2. A participant may elect to receive the value of his or her account in one or more of the following methods: (a) lump-sum payment; (b) a single or joint and survivor premium annuity contract; (c) partly in cash and partly as a single premium annuity contract; or (d) periodic installments over a period not to exceed 15 years.

Administrative Expenses — Certain expenses incurred in connection with administering the Plan are paid by the Company. Commission expenses incurred with respect to transactions of the Fiserv Stock Fund are paid by the fund. Loan processing fees are charged directly to the account of the participant to whom the loan is made.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Common collective trust funds, which hold fully benefit-responsive guaranteed investment contracts, are valued at fair market value and then adjusted to contract value. These funds reported an average yield of 4.0% for 2008 and a crediting interest rate of 4.0% at December 31, 2008. Mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Common stock of Fiserv, Inc. is valued at its year-end market price. Participant loans are valued at cost, which approximates fair value.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are included in the net decrease in fair value of investments within the statement of changes in net assets available for benefits.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. At December 31, 2008 and 2007, no amounts were due to participants who elected to withdraw from participation in the Plan.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates.

Risks and Uncertainties — The Plan invests in various investments. Investments, in general, are exposed to various risks, including interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3.	FAIR VALUE MEASUREMENTS

The Plan’s investments are reported at fair value in the accompanying statement of net assets available for benefits and are classified in the following categories at December 31, 2008:

	Fair Value	Level 1	Level 2	Level 3
Mutual funds	$97,253,781	$97,253,781	$—	$—
Common collective trust funds	78,186,872	—	78,186,872	—
Fiserv Stock Fund	200,370	200,370	—	—
Participant loans	3,342,966	—	—	3,342,966

Total	$178,983,989	$97,454,151	$78,186,872	$3,342,966

Statement of Financial Accounting Standard No. 157, Fair Value Measurements, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels. The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Plan measures fair value using Level 1 inputs, and Level 3 inputs are used only when Level 1 or Level 2 inputs are not available.

Level 1 Fair Value Measurements

The fair values of mutual funds are based on quoted net asset values of the shares held by the Plan. The fair values of the Fiserv Stock Fund are based on quoted market prices.

Level 2 Fair Value Measurements

The fair values of investment contracts held in the common collective trust funds are measured based on significant observable inputs other than quoted prices in active markets.

Level 3 Fair Value Measurements

Participant loans are not actively traded, and significant other observable inputs are not available. Thus, the fair values of participant loans are equal to the amortized cost of the loans because the loans are secured by each respective participant’s account balance. The following table provides further details of the participant loans:

Balance - January 1, 2008	$3,235,125
Issuances and settlements, net	107,841

Balance - December 31, 2008	$3,342,966

4.	INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits at December 31, 2008 and 2007 were as follows:

	2008	2007
SunTrust Retirement Stable Asset Class B*	$55,925,457	$53,552,917
SunTrust Retirement 500 Index D*	22,261,415	35,007,087
T. Rowe Price Growth Stock Fund - R	16,019,158	27,103,834
Alliance Bernstein International Value A	14,491,725	31,956,085
Dodge & Cox Income Fund	12,737,046	**
Goldman Sachs Large Cap Value A	**	11,930,369

*	Represents a party-in-interest
**	Less than 5% of net assets

5.	PARTY-IN-INTEREST AND RELATED PARTY TRANSACTIONS

The Plan invests in certain mutual funds and common collective trust funds managed by SunTrust Banks, Inc. (“SunTrust”). SunTrust is the recordkeeper of the Plan; therefore, these transactions qualify as party-in-interest transactions.

At December 31, 2008, the Plan held 5,509 shares of Fiserv, Inc. common stock, with a cost basis of $233,746. Fiserv, Inc. is the sponsoring employer and, therefore, a related party of the Plan.

6.	PLAN TERMINATION

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

7.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated August 29, 2005, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter; nevertheless, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

SUPPLEMENTAL SCHEDULE FURNISHED

PURSUANT TO

DEPARTMENT OF LABOR’S RULES AND REGULATIONS

CHECKFREE SERVICES CORPORATION 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i —

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN: 31-1013521 Plan Number: 003

AS OF DECEMBER 31, 2008

Identity of Issue	Description of Investment	Cost	Fair Value
COLUMBIA TECHNOLOGY FUND Z	Mutual Fund	**	$3,078,108
T. ROWE PRICE FINANCIAL SERVICES FUND	Mutual Fund	**	2,072,435
T. ROWE PRICE HEALTH SCIENCES FUND	Mutual Fund	**	3,910,063
ALLIANCE BERNSTEIN INTERNATIONAL VALUE A	Mutual Fund	**	14,491,725
JANUS ADVISER MID CAP GROWTH CLASS S	Mutual Fund	**	4,799,451
ROYCE VALUE PLUS SERVICE	Mutual Fund	**	1,602,966
RIDGEWORTH SMALL CAP GROWTH STOCK I	Mutual Fund	**	3,690,697
RIDGEWORTH SMALL CAP VALUE EQUITY I	Mutual Fund	**	7,130,195
T. ROWE PRICE MID-CAP VALUE FUND - R	Mutual Fund	**	7,156,918
GOLDMAN SACHS LARGE CAP VALUE A	Mutual Fund	**	7,766,153
T. ROWE PRICE GROWTH STOCK FUND - R	Mutual Fund	**	16,019,158
MFS TOTAL RETURN FUND	Mutual Fund	**	4,815,095
T. ROWE PRICE RETIREMENT 2010 FUND	Mutual Fund	**	501,164
T. ROWE PRICE RETIREMENT 2015 FUND	Mutual Fund	**	1,256,400
T. ROWE PRICE RETIREMENT 2020 FUND	Mutual Fund	**	1,574,630
T. ROWE PRICE RETIREMENT 2025 FUND	Mutual Fund	**	963,581
T. ROWE PRICE RETIREMENT 2030 FUND	Mutual Fund	**	1,715,894
T. ROWE PRICE RETIREMENT 2035 FUND	Mutual Fund	**	787,872
T. ROWE PRICE RETIREMENT 2040 FUND	Mutual Fund	**	813,962
T. ROWE PRICE RETIREMENT 2045 FUND	Mutual Fund	**	370,268
DODGE & COX INCOME FUND	Mutual Fund	**	12,737,046
SUNTRUST RETIREMENT 500 INDEX D*	Common Collective Trust	**	22,261,415
SUNTRUST RETIREMENT STABLE ASSET CLASS B*	Common Collective Trust	**	55,925,457
FISERV STOCK FUND*	Company Stock Fund	**	200,370
PARTICIPANT LOANS	Participant Loans	**	3,342,966

TOTAL ASSETS (HELD FOR INVESTMENT AT END OF YEAR)			$178,983,989

*	Party-in-interest.
**	Cost information not required for participant-directed investments.

See Report of Independent Registered Public Accounting Firm.